Exhibit 99.2

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise noted)

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Highlander Silver Corp. (the “Company” or “Highlander”) provides information on the Company’s business activities, financial condition, financial performance, cash flows and outlook for the three and six months ended June 30, 2026, with comparative information for the three and six months ended June 30, 2025. This MD&A is dated August 12, 2026 and takes into account information available up to and including that date.

The Company reports its financial position, financial performance and cash flows in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A should be read in conjunction with the Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2026, and the annual consolidated financial statements for the fifteen months ended December 31, 2025, which are available on the Company’s website at www.highlandersilver.com and on the SEDAR+ website at www.sedarplus.ca and on EDGAR at www.sec.gov. Additional information relating to the Company, including the Company’s Annual Information Form, is also set out on the SEDAR+ website at www.sedarplus.ca and on EDGAR at www.sec.gov.

All dollar amounts reported herein are expressed in thousands of United States dollars (“US dollars”) unless otherwise indicated.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This document includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Words such as “intends”, “expects”, “will be”, “underway”, “targeted”, “planned”, “objective”, “expected”, “potential”, “continue”, “estimated”, “would”, “subject to” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements herein include, but are not limited to: statements regarding the Company’s exploration and development plans, timing, costs and expected results at the San Luis Project (including the recommended phased exploration program, future drilling, the development of a 3D geological model, and anticipated permitting activities); the Company’s plan for the San Luis Project is to advance the project through integrated exploration, environmental and community development programs; the Company’s aim of employing its participatory development model based on community capacity building through skill and safety training, employment, entrepreneurship, infrastructure development and environmental, cultural, health and education programs; intended use of proceeds from the offerings; the Company, upon approval from its Board of Directors, intends to balance its overall capital structure through a combination of equity financing and/or other forms of financing; that the Company’s planning and budgeting will ensure the Company has appropriate liquidity to meet its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the San Luis Project, the Corani Project and the Mercedes Mine; the Company’s exploration objectives and planned work at the La Estrella Project (including follow-up on the identified mineralized structures and ongoing community engagement); the continued integration of the Corani Project and the Mercedes Mine into the Company’s business, including the implementation of the exploration plan for the Corani Project and the optimization plan for the Mercedes Mine; the scope, timing, costs and results of the Corani exploration drilling program; performance of site preparation activities at Corani (including camp and facilities, internal and external roads, earthworks, the electrical substation, commencement of the transmission line in August 2026 and placement of long-lead-time equipment orders); the timing, completion, scope, results and recommendations of the updated Feasibility Study at Corani; the establishment of a detailed go-forward plan at Corani; significant improvements at Mercedes across worker safety, production and operating costs expected in the coming years with a rejuvenated workforce, and all proposed work programs at Mercedes in connection therewith; the establishment of a bonding program at Mercedes; expectations regarding continued generation of revenue and sufficient operating cash flow from the Mercedes Mine; and the Company anticipates being able to generate sufficient cash flow to continue in operation for the foreseeable future, to realize its assets and discharge its liabilities and commitments in the normal course of operations, as well as to meet the Company’s planned growth and to fund planned development activities.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise noted)

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including risks related to the business of the Company; the ability of the Company to raise sufficient capital; general business, economic, competitive, political and social uncertainties; the Company’s ability to execute its exploration, development and operating plans on the anticipated timelines and budgets; the actual results of current exploration, drilling and operating activities; conclusions of economic evaluations, including the updated Corani Feasibility Study; changes in project parameters as plans and studies continue to be refined; future prices of precious and base metals; accidents; geopolitical risks; criminal activity and social unrest or instability; global outbreaks and contagious diseases (including COVID-19); business and economic conditions in the mining industry generally; supply chain risks including with respect to supply chain disruptions; the supply and demand for labour and other project inputs; the Company’s ability to maintain labour relations and avoid any disruptions related thereto; the Company’s ability to maintain community relationships and social license; changes in commodity prices; unanticipated exploration, development, construction and operating challenges (including failure of equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters); adverse weather conditions; political risk and social unrest; changes in interest and currency exchange rates; the ability to obtain, maintain or renew required permits, approvals and authorizations in Peru and Mexico (including the timing of any permitting processes); the Company’s ability to implement the planned improvements at Mercedes and generate anticipated production, cost savings and cash flow; the integration of Bear Creek’s business, assets, operations, systems and personnel, as well as the potential diversion of management attention; and the possibility of liabilities, obligations or risks (including operational, technical, environmental, reclamation, contractual, labour or regulatory matters) becoming known or crystallizing following the integration of Bear Creek; and the risks, uncertainties and other factors identified in the Company’s periodic filings with Canadian and United States securities regulators.

These forward-looking statements were derived using numerous assumptions, including assumptions regarding general business and economic conditions; the Company’s ability to develop and maintain relationships with local communities; commodity prices; interest rates and currency exchange rates; anticipated costs, expenditures, schedules and results of exploration, drilling, site development and operating initiatives; the Company’s ability to advance exploration efforts at its properties and the results of such exploration efforts; the ability to obtain and maintain necessary permits and approvals; the updated Corani Feasibility Study being completed on the anticipated timeline and providing recommendations that support a viable go-forward plan; the Mercedes Mine continuing to operate and the planned initiatives producing the anticipated safety, production, productivity, cost and cash flow benefits; the Company’s ability to access capital (including through equity or other financings) and to deploy proceeds as intended; the Company’s ability to generate sufficient cash flow to continue operations, meet its obligations and fund planned growth and development activities; the successful integration of Bear Creek’s business, assets, operations, systems and personnel, including the realization and timing of anticipated benefits; and the due diligence conducted in connection with the acquisition of Bear Creek having identified all material risks or liabilities. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If the Company updates any forward-looking statements, no inference should be drawn that it will make additional updates with respect to other forward-looking statements. All forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise noted)

DESCRIPTION OF BUSINESS

Highlander Silver is a high-quality silver-growth company developing a portfolio of advanced-stage assets in Peru which includes the Corani silver project, the largest silver deposit in development globally, and the bonanza-grade San Luis gold-silver project, which ranks among the 10 highest-grade projects globally in both gold and silver categories (as per the S&P Global rankings including the San Luis gold-silver project). The Company also operates the Mercedes gold-silver mine in Mexico. Highlander Silver’s major shareholders include the Augusta Group, Lundin family, and Eric Sprott.

Highlander is listed on the Toronto Stock Exchange (the “TSX”) under the ticker symbol “HSLV” and on the NYSE American LLC (“NYSE American”) under the same symbol.

HIGHLIGHTS AND ACTIVITIES

The following activities and developments were achieved during the quarter:

On April 7, 2026, Highlander provided a portfolio update following the successful completion of its combination with Bear Creek (see press release dated February 26, 2026).

On May 13, Highlander announced the appointment of Ms. Poonam Puri to the Company’s Board as an independent Director.

On June 11, 2026, Highlander made a $1,250 payment to SSR Mining Inc. (“SSR Mining”) in relation to the second contingent cash consideration of the share purchase agreement (stated below) between the Company and SSR Mining.

On June 25, 2026, Highlander reported on a comprehensive geophysical study of the Corani Silver Project integrating historical datasets with the first airborne magnetic survey and more extensive induced polarization-resistivity surveys than historically undertaken. The results provide a geophysical signature for the Corani mineral system that is far more extensive than historical drilling coverage, with extensions and untested potential zones to the west and south concealed beneath shallow post-mineral cover.

Highlights include:

●	Completed induced polarization-resistivity and airborne magnetic surveys totaling over 90 km and 600 km, respectively; defined geophysical signatures of the Corani mineral system through integration with lithology, alteration and resources models, incorporating mapping and core logging datasets; performed magnetic lineament analysis highlighted network of north-south and northwest-trending structures interpreted as first order controls on mineralization

●	Identified a series of high-priority exploration targets with combined geological, structural and geophysical characteristics analogous to the Corani deposit

●	Corani West represents a newly-generated, high-priority target with a large coincident zone of chargeability, resistivity, and magnetic susceptibility consistent with the Corani deposit, concealed under shallow post-mineral cover along a major northwest-trending structure

●	Results support the interpretation that Corani represents a large-scale intermediate sulphidation epithermal system extending well beyond the current resource footprint

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise noted)

Subsequent event

On July 7, 2026, Highlander provided a photo update showcasing key milestones achieved in the site development of its Corani Silver Project in Peru.

MINERAL PROPERTIES AND OUTLOOK

San Luis

The San Luis Project is a gold-silver exploration property located in the Ancash department of central Peru. SSR Mining and Esperanza Resources Corp. (“Esperanza”) jointly established Reliant Ventures S.A.C. to develop the project. In 2011, SSR Mining acquired Esperanza’s interest in the San Luis Project, consolidating full ownership of the project under SSR Mining.

On May 23, 2024, the Company announced closing of the acquisition of the San Luis Project from SSR Mining, pursuant to the share purchase agreement between the Company and SSR Mining dated November 29, 2023, as amended (the “SPA”). The project is located in the Ancash Department, which is well-known for mining in Peru with major past and present production from the Pierina gold mine and Antamina copper-zinc mine, respectively.

The Company acquired the San Luis Project for upfront cash consideration of $5,000 and an additional $37,500 in contingent cash consideration (the “Contingent Consideration”) upon completion of the following milestones in relation to the San Luis Project pursuant to the SPA:

(a)	$1,250 after the commencement of an initial drilling program (paid);

(b)	$1,250 after the first anniversary of the commencement of an initial drilling program (paid);

(c)	$5,000 after the completion of a feasibility study;

(d)	$10,000 after the beginning of commercial production;

(e)	$10,000 after the first anniversary of commercial production; and

(f)	$10,000 after the second anniversary of commercial production.

The Contingent Consideration is only accrued and payable if and when the above milestones are achieved.

Pursuant to the SPA, a 4% net smelter return royalty (“NSR”) on the San Luis Project was granted to SSR Mining. At any time before the commencement of mine construction on the San Luis Project, the Company may buy back half of this royalty for $15,000, which if, exercised, would reduce SSR Mining’s royalty interest to 2%.

In addition to the 4% NSR granted to SSR Mining, the San Luis Project is also subject to a 1% NSR on 24 claims payable to Esperanza and a 1% NSR on 2 claims to Metalla Royalty & Streaming Ltd.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise noted)

Exploration Plans

The Company’s plan for the San Luis Project is to advance the project through integrated exploration, environmental and community development programs. The goal is to surface the resource potential of the project through exploration and undertake environmental studies to support future technical studies, permitting and evaluations of economic potential for development.

Since the acquisition of the San Luis Project in May 2024, the Company has performed field work including geological mapping and geochemical sampling around the Ayelen vein system, in the Bonita vein system and in the Cerro Colorado (porphyry/breccia system). Results have identified new veins and refined the footprint of the porphyry-related hydrothermal alteration. Additionally, the company completed a ~ 5,000 HA MAG drone survey covering the area between Bonita and Cerro Colorado (inclusive of both targets).

The primary focus of field activities has been the Bonita vein system, which has emerged as a key priority through the integration and analysis of existing data, drill core reviews, and validation from fieldwork.

Bonita is an epithermal gold-silver vein system hosted by a package of volcanic rocks situated 10 km south and 700 m lower in elevation than Ayelen. It is exposed in outcrop over an area of 800m by 200m and remains open in all directions.

On March 14, 2025, the Company released an updated technical report titled “Technical Report for the San Luis Property” with an effective date of January 15, 2025, prepared by independent qualified person, Martin Mount, MSc MCSM FGS CGeol FIMMM Ceng.

On May 12, 2025, Highlander announced the commencement of infrastructure programs with the participation of its community partners to support community development priorities and the start of exploration programs at the San Luis Project.

The Technical Report recommends a two-phase exploration plan. The Company previously initiated Phase 1 of the exploration program with detailed mapping and systematic channel sampling of the known mineralized structures at the Bonita vein system. On June 9, 2025, Highlander announced that it had commenced its maiden drilling program targeting recently sampled but previously undrilled high-grade mineralization in outcrop at the Bonita vein system using one drill rig. The Company then proceeded to map these areas with a drone-based geophysical survey, a technological breakthrough in high elevation settings. In addition, the Company has carried out prospecting, mapping and sampling at the adjacent areas to identify and follow up on additional veins, with the objective of defining further targets for drilling. The Company spent approximately $1.7 million to complete the Phase 1 activities.

The Company has incorporated the results of its Phase 1 exploration activities including the assay results of the drilling to-date, processed and analyzed the drone-based geophysical survey to identify permissive structural features across more than 5,000 hectares, and integrated the latest drilling and channel sample results collected in the Bonita area to design the optimal drilling campaign for the Phase 2 exploration activities.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise noted)

In addition, the Company is developing a 3D geological model to define the shape and orientation of the targeted structures and detailed controls on mineralization for target refinement. During the three months ended June 30, 2026, the Company continued to advance studies in support of permitting and appointed Fernando Valdez, a seasoned mining project executive, as General Manager at San Luis.

Community Relations

The property occupies community land and developing and growing social license is a priority for Highlander. The Company is actively engaged with the communities in the direct area of influence of the San Luis Project by employing its participatory development model based on community capacity building through skill and safety training, employment, entrepreneurship, infrastructure development and environmental, cultural, health and education programs. The Company has made a notable contribution in the development of infrastructure to ensure sanitary and health benefits to the communities. Major road rehabilitation work has been completed, and the contribution will continue with long-term development programs coordinated with, and agreed on by, the communities, government and regional agencies.

Bear Creek Assets (Corani and Mercedes)

The Company is progressing with the integration of the Corani Project and the Mercedes Mine into its business since the acquisition of Bear Creek. As part of this integration, the Company has developed an exploration plan for Corani and formulated an optimization plan for the Mercedes Mine.

Corani

The Corani open-pit silver project is located in province of Carabaya in the department of Puno in southern Peru.

Personnel

●	Carlos Ojeda was previously appointed Vice President & General Manager. Mr. Ojeda has held increasingly senior roles leading teams of up to 500 people in engineering, construction, ramp-up and optimization at Anglo American’s major Quellaveco open pit mine in Peru, with prior experience at other major open pit mines in the country, including Antamina, Mina Justa and Constancia.

Exploration and Technical Drilling

●	First exploration drilling program in over a decade is underway with five rigs targeting high-impact exploration, resource growth, infill, as well as technical drilling to support studies. Drill results are expected to be released in Q3/26.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise noted)

●	Completed the first airborne magnetic survey and more extensive induced polarization-resistivity surveys than historically undertaken.

●	Results support the interpretation that the Corani mineral system is far more extensive than historical drilling coverage with extensions concealed beneath shallow post-mineral cover.

Site Development

●	Development underway: (1) Camp and facilities; (2) Internal roads; (3) External access road; (4) Earthworks for site infrastructure, pits and collection ponds; (5) Electrical substation; transmission line commences in August.

●	Long-lead-time orders to be placed in Q3/26.

Studies, Consultants and Contractors

●	Updated Feasibility Study based on staged-development approach to be completed in Q4/26 aiming to maximize returns on a per share basis while mitigating capital expenditure, funding, timeline and execution risks.

●	Respected international and specialist Peruvian consultants and contractors appointed for the majority of the main work packages, with further appointments to follow:

o	Resource, reserves and mine planning – AMC Mining Consultants

o	Processing plant and infrastructure – Ausenco Engineering

o	Geotechnical and hydrology — Andes Consulting

o	Contractors – ApuCorp, Xplomine and CumbrEx

The updated Corani Feasibility Study is anticipated to set out recommendations that will establish the basis of the Company’s detailed go-forward plan at Corani.

Mercedes

The underground Mercedes Mine is located in the state of Sonora, within the Cucurpe municipality. The mine is located 250 km northeast of Hermosillo and 300 km south of Tucson, Arizona. Mercedes consists of 69,284 hectares of concessions and the mine has been in continuous operation since 2011, with the exception of a COVID-19 related mandatory closure.

Personnel

●	Orlando Chumpitaz was previously appointed Vice President & General Manager. Mr. Chumpitaz has held senior roles with leading companies operating major underground mines globally, including Senior Mine Manager for Lundin Gold at its 5,000 tpd Fruta del Norte gold mine in Ecuador, Project Manager for Endeavour Mining at its 6,000 tpd Mana Mine in Burkina Faso, General Manager for Minera Volcan at its 5,500 tpd Animon mine in Peru, and Operations Director for Fortuna Mining at its 3,000 tpd San Jose mine in Mexico.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise noted)

Restructuring

●	Extinguished excessive gold stream and settled debt such that we expect the Mercedes Mine to generate free cash flow net of the critical investments detailed below.

●	Restored working capital, settled overdue payables and in the process of settling minor unpaid taxes and establishing bonding program. Settled union agreements.

●	Resources and reserves estimation strategy based on a more reliable and achievable mine plan.

●	Process Plant running on a daily basis from July and beyond.

Recapitalization

Mercedes produced 30 koz of gold in 2025. Significant improvement across worker safety, production and operating costs are expected in the coming years with a rejuvenated workforce operating under the proven leadership of Mr. Chumpitaz, with the following programs planned:

●	Infill and definition drilling to support an improved reserve model.

●	Accelerated mine development to improve access and enhance operational productivity.

●	Upgrading critical infrastructure, including ventilation, electrical systems, surface water management and underground pumping capacity.

●	Geotechnical drilling and implementation of support systems to improve safety and reduce dilution.

●	Cost assessment and right-sizing mine contractor deployment to enhance productivity.

●	Tailings Management Facilities expansion to support mine life extensions.

●	Resumption of greenfield and brownfield exploration campaigns across extensive land packages in geologically favorable and prospective areas.

These plans are based on new management’s oversight of Mercedes since the acquisition of Bear Creek on February 26, 2026, and is therefore not based on a technical report filed under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise noted)

Operating Highlights

Mercedes Mine	Unit	April 1, 2026 – June 30, 2026	February 26, 2026 – June 30, 2026
Tonnes milled	kt	106.95	142.13
Average gold grade milled	g/t	2.50	2.56
Average silver grade milled	g/t	25.16	24.99
Recovery rate gold%		94.60%	94.51%
Recovery rate silver%		39.98%	39.11%
Gold produced	oz	8,147	11,075
Silver produced	oz	34,583	44,670
Gold sold	oz	7,640	11,201
Average realized gold price	$/oz	4,528	4,682
Silver sold	oz	44,584	50,561
Average realized silver price	$/oz	74	75

Mercedes was acquired as part of the Bear Creek transaction on February 26, 2026. As such, comparative figures to previous quarters are not presented. Operational results are for the three months ended June 30, 2026 as well as for the period from February 26, 2026 to June 30, 2026.

La Estrella

The La Estrella Project is located in the Huancavelica Department, Central Peru, about 250 km ESE of Lima, on the eastern slope of the Western Cordillera. It is within the prolific Miocene polymetallic belt, approximately 34 km NNE of the Julcani Mine, which has produced over 105 million ounces of silver from high grade vein mineralization averaging 16 ounces per ton since production started by Buenaventura in 1953.

During the three months ending June 30, 2026, the Company continued its community engagement by meeting with local authorities and collaborating on social programs. Exploration agreements with two of the communities were notably advanced and are pending only final notarization.

EXPLORATION EXPENSES

As disclosed in Note 3 of the Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2026, the Company has changed the presentation currency from Canadian dollars to US dollars to better reflect the Company’s business activities and to improve comparability of the Company’s financial results with peer companies in the mining industry. Prior period comparative figures have been restated to conform to the current period presentation.

The following tables summarize exploration expenses by activity and project.

For the three months ended June 30, 2026

	San Luis	Corani	La Estrella	Total
Assay and analysis	$–	$171	$3	$174
Community relations	109	161	28	298
Concession fee	1,651	505	10	2,166
Depreciation	14	–	–	14
Drilling and drilling related costs	–	2,880	–	2,880
Environmental, regulatory and permitting	97	123	–	220
Geological and geophysical investigations	–	389	–	389
Reclamation provision	2	–	–	2
Salaries, contractors and project administration	928	2,832	40	3,800
Site preparation, camp and field expenses	288	1,589	5	1,882
	$3,089	$8,650	$86	$11,825

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise noted)

For the six months ended June 30, 2026

	San Luis	Corani	La Estrella	Total
Assay and analysis	$10	$171	$3	$184
Community relations	151	283	38	472
Concession fee	1,651	505	10	2,166
Depreciation	29	–	–	29
Drilling and drilling related costs	–	2,880	–	2,880
Environmental, regulatory and permitting	148	166	–	314
Geological and geophysical investigations	23	496	–	519
Reclamation provision	5	–	–	5
Salaries, contractors and project administration	1,612	3,085	69	4,766
Site preparation, camp and field expenses	533	1,889	8	2,430
Studies	5	9	–	14
	$4,167	$9,484	$128	$13,779

For the three months ended June 30, 2025

	San Luis (Restated)[1]	La Estrella (Restated)[1]	Total (Restated)[1]
Assay and analysis	$74	$–	$74
Community relations	28	4	32
Concession fees	1,475	9	1,484
Depreciation	5	–	5
Drilling and drilling related costs	139	–	139
Environmental, regulatory and permitting	7	–	7
Geological and geophysical investigations	26	–	26
Reclamation provision	30	–	30
Salaries, contractors and project administration	405	31	436
Site preparation, camp and field expenses	259	1	260
Studies	5	–	5
	$2,453	$45	$2,498

For the six months ended June 30, 2025

	San Luis (Restated)[1]	La Estrella (Restated)[1]	Total (Restated)[1]
Assay and analysis	$74	$–	$74
Community relations	35	8	43
Concession fees	1,475	9	1,484
Depreciation	7	–	7
Drilling and drilling related costs	139	–	139
Environmental, regulatory and permitting	13	–	13
Geological and geophysical investigations	26	–	26
Reclamation provision	30	–	30
Salaries, contractors and project administration	673	56	729
Site preparation, camp and field expenses	356	10	366
Studies	5	–	5
	$2,833	$83	$2,916

[1]	Restated for the change in presentation currency

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise noted)

The increase in exploration expenses to $11,825 and $13,779 for the three and six months ended June 30, 2026, from $2,498 and $2,916 for the three and six months ended June 30, 2025, respectively, was primarily attributable to the inclusion of the Corani Project following the acquisition of Bear Creek on February 26, 2026, as well as higher salaries, contractors and project administration costs at the San Luis Project to support ongoing operating and project development activities.

Drilling and drilling related costs were higher for the three and six months ended June 30, 2026, compared to the same periods in 2025, mainly due to the commencement of the Corani Project’s drilling program in April 2026. During the quarter, the program utilized five drill rigs focused on high-impact exploration, resource expansion, infill drilling, and technical drilling to support future studies.

Geological and geophysical investigations were higher for the three and six months ended June 30, 2026, compared to the same periods in 2025, mainly related to the comprehensive geophysical program undertaken at the Corani Project, including the completion of airborne magnetic and induced polarization-resistivity surveys to support exploration targeting and resource development.

Salaries, contractors and project administration mainly relate to personnel costs including salaries for site-based employees and contractor fees. The increase in the expenses in the three and six months ended June 30, 2026, compared to the same periods in 2025, was mainly due to the addition of personnel and contractors to support the increasing operating activities at the Corani Project and the ongoing project development activities at the San Luis Project.

The increase in site preparation, camp, and field expenses in the current periods compared to the same periods in 2025, is due to site development activities at the Corani Project, following the acquisition of Bear Creek on February 26, 2026. The increase was mainly attributable to higher site maintenance costs, supplies, camp operations and other general site-related expenditures.

Other expenses such as community relations and environmental, regulatory and permitting for the three and six months ended June 30, 2026 have also increased from the prior periods as the Company continued to invest in the community with programs based on community capacity building through skill and safety training, employment, entrepreneurship, infrastructure development and environmental, cultural, health and education programs, as well as to diligently comply with environmental monitoring and reporting of its activities at site.

RESULT OF OPERATIONS

	Three months ended June 30,		Six months ended June 30,
	2026	2025 (Restated)[1]	2026	2025 (Restated)[1]
Revenue	$37,897	$–	$56,227	$–
Cost of sales	(25,243)	–	(37,704)	–
Depletion, amortization, and depreciation	(12,163)	–	(17,958)	–
Gross profit	491	–	565	–

Exploration expenses	(11,825)	(2,498)	(13,779)	(2,916)
General and administrative expenses	(5,662)	(1,251)	(13,777)	(2,234)
Loss before other items	(16,996)	(3,749)	(26,991)	(5,150)

Finance cost	(685)	(69)	(772)	(160)
Interest and other income	1,966	152	3,085	232
Foreign exchange gain	998	85	2,019	82
Remeasurement gain on previously held equity interest in Bear Creek	–	–	28,466	–
Write-off of receivables	–	(4)	–	(127)
Other expenses	(98)	–	(135)	–
Net income (loss) before income taxes	$(14,815)	$(3,585)	$5,672	$(5,123)

[1]	Restated for the change in presentation currency

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise noted)

Three Months Ended June 30, 2026, compared to Three Months Ended June 30, 2025

The Company incurred net loss before income taxes of $14,815 for the three months ended June 30, 2026 (June 30, 2025 – $3,585). The change in net loss before income taxes is due to the following factors:

●	Revenue increased to $37,897 for the three months ended June 30, 2026 (June 30, 2025 – $nil) from the sales of gold and silver from the Mercedes Mine following the acquisition of Bear Creek on February 26, 2026. During the current period, the Company sold 7,640 oz of gold and 44,584 oz of silver. The Company is not economically dependent on any specific customer for the sale of its products because gold and silver can be sold through numerous precious metals traders and refiners worldwide.

●	Cost of sales of $25,243 for the three months ended June 30, 2026 (June 30, 2025 – $nil), represents costs associated with gold and silver production at the Mercedes Mine following the acquisition of Bear Creek on February 26, 2026, including raw material and consumables, salaries and benefits, contractors and outside services and other related expenses.

●	Depletion, amortization, and depreciation increased to $12,163 for the three months ended June 30, 2026 (June 30, 2025 – $nil), reflecting the depletion of mineral properties and depreciation of plant and equipment at the Mercedes Mine following the acquisition of Bear Creek on February 26, 2026.

●	An increase in exploration expenses of $11,825 for the three months ended June 30, 2026 (June 30, 2025 – $2,498) was mainly driven by the activities at the Corani Project following the acquisition of Bear Creek on February 26, 2026. Expenditures at Corani were driven by the commencement of the project’s first exploration drilling program, utilizing five drill rigs targeting high-impact exploration, resource growth, infill and technical drilling. The increase also reflects the continued advancement of the San Luis Project, including higher personnel and contractor costs to support ongoing operating activities.

●	General and administrative (“G&A”) expenses increased to $5,662 for the three months ended June 30, 2026 (June 30, 2025 – $1,251). The increase was primarily driven by the following:

–	Office and other expenses: Increased to $1,439 (June 30, 2025 – $108), mainly reflecting higher insurance costs and the inclusion of Bear Creek’s office expenses following its acquisition on February 26, 2026.

–	Professional fees: Increased to $961 (June 30, 2025 – $143), mainly reflecting higher audit, legal and consulting costs during the period. Audit fees increased as a result of the Company’s growth, listing on the NYSE American, and the acquisition of Bear Creek, which expanded the scope and complexity of the audit requiring additional audit and review procedures. Consulting fees also increased, mainly due to transition and integration support following the Bear Creek acquisition, including assistance with aligning financial reporting processes, systems integration, and post-acquisition operational support and tax advisory services. Legal fees also increased, mainly due to increased general legal support services following the Bear Creek acquisition.

–	Salaries and benefits: Increased to $653 (June 30, 2025 – $447), mainly due to due to the inclusion of Bear Creek’s salary expenses following its acquisition on February 26, 2026.

–	Share-based compensation: Increased to $2,217 (June 30, 2025 – $345), primarily due to new options granted during 2026.

–	Transaction costs: Amounted to $164 (June 30, 2025 – $nil), reflecting remaining expenses incurred during the quarter in connection with the Bear Creek acquisition. These costs primarily consist of professional advisory fees, legal expenses, and other transaction-related services necessary to support and complete the Bear Creek transaction.

●	Interest and other income increased to $1,966 for the three months ended June 30, 2026, compared to $152 for the three months ended June 30, 2025. The increase was primarily due to higher interest income earned from significantly higher cash balances as at June 30, 2026. The increase also reflects the inclusion of interest and royalty income from the Bear Creek operations following the acquisition completed on February 26, 2026. The Company earns royalty income from the Maria Jose property in Peru through a royalty interest retained by its subsidiary, INEDE S.A.C., following the sale of the property. The royalty rate is determined monthly based on the annualized gold production level and the weighted average gold selling price, in accordance with the terms of the agreement.

●	Foreign exchange gain of $998 for the three months ended June 30, 2026 (June 30, 2025 – $85) relates to the strengthening of the US dollar against Canadian dollar, Mexican pesos and Peruvian soles. The higher foreign exchange gain in the current period was also attributable to the increase of cash balance in US dollar following the financing completed in January 2026.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise noted)

Six Months Ended June 30, 2026, compared to Six Months Ended June 30, 2025

The Company generated net income before income taxes of $5,672 for the six months ended June 30, 2026 (June 30, 2025 – net loss before income taxes of $5,123). The change in net income before income taxes is due to the following factors:

●	Revenue increased to $56,227 for the six months ended June 30, 2026 (June 30, 2025 – $nil) from the sales of gold and silver from the Mercedes Mine following the acquisition of Bear Creek on February 26, 2026. During the period of February 26, 2026 to June 30, 2026, the Company sold 11,201 oz of gold and 50,561 oz of silver. The Company is not economically dependent on any specific customer for the sale of its products because gold and silver can be sold through numerous precious metals traders and refiners worldwide.

●	Cost of sales of $37,704 for the six months ended June 30, 2026 (June 30, 2025 – $nil), represents costs associated with gold and silver production at the Mercedes Mine following the acquisition of Bear Creek on February 26, 2026, including raw material and consumables, salaries and benefits, contractors and outside services and other related expenses.

●	Depletion, amortization, and depreciation increased to $17,958 for the six months ended June 30, 2026 (June 30, 2025 – $nil), reflecting the depletion of mineral properties and depreciation of plant and equipment at the Mercedes Mine following the acquisition of Bear Creek on February 26, 2026.

●	An increase in exploration expenses of $13,779 for the six months ended June 30, 2026 (June 30, 2025 – $2,916) was mainly driven by the activities at the Corani Project following the acquisition of Bear Creek on February 26, 2026. Expenditures at Corani were driven by the commencement of the project’s first exploration drilling program, utilizing five drill rigs targeting high-impact exploration, resource growth, infill and technical drilling. The increase also reflects the continued advancement of the San Luis Project, including higher personnel and contractor costs to support ongoing operating activities.

●	G&A expenses increased to $13,777 for the six months ended June 30, 2026 (June 30, 2025 – $2,234). The increase was primarily driven by the following:

–	Filing and regulatory fees: Increased to $627 (June 30, 2025 – $209) mainly due to the Company’s listing on the NYSE American in March 2026.

–	Office and other expenses: Increased to $2,023 (June 30, 2025 – $196), mainly reflecting higher insurance costs and the inclusion of Bear Creek’s office expenses following its acquisition on February 26, 2026.

–	Professional fees: Increased to $1,590 (June 30, 2025 – $232), mainly reflecting higher audit, legal and consulting costs during the period. Audit fees increased as a result of the Company’s growth, listing on the NYSE American, and the acquisition of Bear Creek, which expanded the scope and complexity of the audit requiring additional audit and review procedures. Consulting fees also increased, mainly due to transition and integration support following the Bear Creek acquisition, including assistance with aligning financial reporting processes, systems integration, and post-acquisition operational support and tax advisory services. Legal fees also increased, mainly due to increased general legal support services following the Bear Creek acquisition.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise noted)

–	Salaries and benefits: Increased to $1,206 (June 30, 2025 – $823), mainly due to due to the inclusion of Bear Creek’s salary expenses following its acquisition on February 26, 2026.

–	Share-based compensation: Increased to $4,012 (June 30, 2025 – $669), primarily due to new options granted during 2026.

–	Transaction costs: Amounted to $4,137 (June 30, 2025 – $nil), reflecting expenses incurred in connection with the Bear Creek acquisition. These costs primarily consist of professional advisory fees, legal expenses, and other transaction-related services necessary to support and complete the Bear Creek transaction. They also include compensation payments made to former Bear Creek executives in accordance with the terms of the Bear Creek transaction.

●	Interest and other income increased to $3,085 for the six months ended June 30, 2026, compared to $232 for the six months ended June 30, 2025. The increase was primarily due to higher interest income earned from significantly higher cash balances as at June 30, 2026. The increase also reflects the inclusion of interest and royalty income from the Bear Creek operations following the acquisition completed on February 26, 2026. The Company earns royalty income from the Maria Jose property in Peru through a royalty interest retained by its subsidiary, INEDE S.A.C., following the sale of the property. The royalty rate is determined monthly based on the annualized gold production level and the weighted average gold selling price, in accordance with the terms of the agreement.

●	Foreign exchange gain of $2,019 for the six months ended June 30, 2026 (June 30, 2025 – $82) relates to the strengthening of the US dollar against Canadian dollar, Mexican pesos and Peruvian soles. The higher foreign exchange gain in the current period was also attributable to the increase of cash balance in US dollar following the financing completed in January 2026.

●	Remeasurement gain on previously held equity interest in Bear Creek amounted to $28,466 (June 30, 2025 – $nil), reflecting the adjustment of the Company’s previously held interest in Bear Creek to its fair value at the completion of the Bear Creek transaction on February 26, 2026.

Summary of Quarterly Results

The Company’s quarterly financial statements are reported under IFRS as issued by the IASB, as applicable to interim financial reporting. The following table provides highlights from the quarterly results of the Company’s unaudited condensed consolidated interim financial statements for the past eight quarters.

	2026 Q2	2026 Q1	2025 Q5 (Restated)[1]	2025 Q4 (Restated)[1]
Revenue	$37,897	$18,330	$–	$–
Loss before other items	(16,996)	(9,995)	(3,296)	(3,196)
Net income (loss)	(11,733)	20,408	(2,784)	(3,108)
Total comprehensive income (loss)	(13,062)	18,832	(1,317)	(3,271)
Net income (loss) per share – basic	(0.06)	0.14	(0.02)	(0.03)
Net income (loss) per share – diluted	$(0.06)	$0.13	$(0.02)	$(0.03)

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise noted)

	2025 Q3 (Restated)[1]	2025 Q2 (Restated)[1]	2025 Q1 (Restated)[1]	2024 Q4 (Restated)[1]
Loss before other items	$(3,749)	$(1,401)	$(1,096)	$(806)
Net loss	(3,585)	(1,538)	(1,172)	(833)
Total comprehensive loss	(2,382)	(1,263)	(1,227)	(466)
Net loss per share – basic and diluted	$(0.03)	$(0.02)	$(0.01)	$(0.01)

[1]	Restated for the change in presentation currency

The revenue in Q1/26 and Q2/26 was generated from the sales of gold and silver from the Mercedes Mine following the acquisition of Bear Creek on February 26, 2026. Revenue in Q2/26 reflected a full quarter of gold and silver sales, whereas Q1/26 reflected sales from February 26, 2026, the acquisition date, through March 31, 2026.

The increase in loss before other items in Q1/26 and Q2/26 was mainly driven by the incorporation of the operating expenditures at the Corani Project and Mercedes Mine, reflecting the inclusion of these assets following the Bear Creek acquisition on February 26, 2026. G&A expenses also increased in Q1/26 primarily due to transaction costs related to the Bear Creek acquisition, as well as higher share-based compensation expense recognized during the period.

The successive increase in loss before other items from Q4/24 to Q3/25 was mainly related to the increased exploration and operating activities at the San Luis Project following its acquisition by the Company in May 2024. These included costs related to concession fees, drilling and drilling related costs, salaries, contractor fees, project administration and site preparation costs, as well as expenses on camp and field operations. The commencement of the drilling program at the Bonita vein system at the San Luis Project in June 2025 further contributed to the increase.

The decrease in loss before other items in Q4/25 from the previous quarter was mainly due to timing of incurring certain exploration expenses to align with operational planning. The slight increase in loss before other items in Q5/25 from the previous quarter is attributable to higher G&A expenses, including salaries and benefits and legal costs. This was partially offset by lower exploration expenses resulting from the completion of Phase 1 drilling program at the San Luis Project in September 2025 prior to the commencement of the rainy season.

An increase in net loss in Q2/26 compared to Q1/26 was mainly due to a full quarter of expenses related to the Mercedes Mine and Corani Project in Q2/26, compared to expenses recognized only from February 26, 2026, the acquisition date, through March 31, 2026, in Q1/26. The increase was also driven by higher exploration activities at the Corani Project. These impacts were partially offset by higher revenue and interest and other income, lower general and administrative expenses, and a deferred income tax recovery in Q2 2026.

An increase in net income in Q1/26 compared to all preceding quarters was mainly due to the remeasurement gain on previously held equity interest in Bear Creek, reflecting the adjustment to its fair value at the completion of the Bear Creek transaction on February 26, 2026.

The change in total comprehensive income / loss was related to the foreign currency translation for the respective periods.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise noted)

LIQUIDITY AND CAPITAL RESOURCES

	June 30, 2026	December 31, 2025 (Restated)[1]
Cash and cash equivalents	$99,304	$78,942
Inventory	9,095	–
Receivables, current	1,652	66
Prepaids and other	1,722	148
Tax receivable, current	10,097	156
Accounts payable and accrued liabilities, current	27,745	1,780
Community projects obligation, current	1,171	–
Consideration payable, current	–	1,250
Lease liabilities, current	217	9
Tax payable	5,425	15
Other liabilities	60	–
Total current assets	121,870	79,312
Total current liabilities	$34,618	$3,054

[1]	Restated for the change in presentation currency

On January 30, 2026, the Company closed the Sprott Offering, pursuant to which the Company issued 8,060,226 common shares of the Company at a price of C$6.80 per common share for aggregate gross proceeds of $40,000. The Company incurred total share issuance costs of $277, for net proceeds of $39,723.

Cash provided during the three months ended June 30, 2026 and cash used during the six months ended June 30, 2026, from operating activities were $8,306 and $709, respectively (cash used during the three and six months ended June 30, 2025 – $3,125 and $4,187, respectively). The increase generation of cash is primarily attributable to cash inflows generated from gold and silver sales during the current periods, as the Company did not have revenue from mineral sales in the prior periods, as well as the timing of payments affecting changes in non-cash working capital items such as accounts payable and accrued liabilities, inventory, prepaids and other receivables and tax payable/receivable.

Cash used during the three months ended June 30, 2026, from financing activities was $362 (June 30, 2025 – $95). The increased use of cash for the three months ended June 30, 2026 was primarily attributable to the payment of share issuance costs of $183 attributed to the Bear Creek transaction (June 30, 2025 – $nil), payment of lease liabilities of $117 (June 30, 2025 – $nil), and payment of finance costs of $35 (June 30, 2025 – $160), offset by the exercise of warrants and options of $50 (June 30, 2025 – $65).

Cash generated during the six months ended June 30, 2026, from financing activities was $41,914 (June 30, 2025 – $20,751). The increase in cash from financing activities for the six months ended was primarily attributable to the net proceeds from the Sprott Offering that took place in January 2026 of $39,723 (June 30, 2025 – net proceeds from bought deal equity financing of $20,785), and the exercise of warrants and options of $2,559 (June 30, 2025 – $126), offset by the payment of share issuance costs of $183 (June 30, 2025 – $nil), payment of lease liabilities of $150 (June 30, 2025 – $nil), and payment of finance costs of $35 (June 30, 2025 – $160).

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise noted)

Cash used during the three and six months ended June 30, 2026, from investing activities was $10,868 and $19,023, respectively (June 30, 2025 – $1,142 and $1,125, respectively). The increased use of cash from investing activities for the three months ended June 30, 2026 was primarily attributable to the purchase of property and equipment of $11,700 (June 30, 2025 – $27), offset by the interest and royalty income received of $1,590 (June 30, 2025 – $151), and the proceeds from the sale of Tassa Project of $500 (June 30, 2025 – $nil). The increased use of cash from investing activities for the six months ended June 30, 2026 was primarily attributable to the acquisition of Bear Creek on February 26, 2026: investment in Bear Creek shares of $13,219 (June 30, 2025 – $nil), debt settlement of $10,352 (June 30, 2025 – $nil), purchase of property and equipment of $11,947 (June 30, 2025 – $56), payment of community projects at Corani of $1,169 (June 30, 2025 – $nil), offset by cash acquired on acquisition of Bear Creek of $16,194 (June 30, 2025 – $nil), as well as higher interest and royalty income of $2,220 received in the current period (June 30, 2025 – $197) earned from higher cash balances, and the proceeds from the sale of Tassa Project of $500 (June 30, 2025 – $nil).

The Company anticipates being able to generate sufficient cash flow to continue in operation for the foreseeable future to realize its assets and discharge its liabilities and commitments in the normal course of operations, as well as to meet the Company’s planned growth and to fund planned development activities.

FINANCING USE OF PROCEEDS

Net proceeds from the March 11, 2025 private placement offering of $20,785 (C$30,037), have been and will continue to be deployed to fund the advancement of exploration activities at the Company’s San Luis Project, as well as for working capital and general corporate purposes, consistent with the disclosed use of proceeds at the time of the private placement.

Net proceeds from the public offering completed on September 29, 2025, including proceeds raised on the exercise of the over-allotment option, were $64,441 (C$89,777). In relation to this, funds were spent in the following manner, as compared with the planned use of net proceeds as at June 30, 2026.

Use of Net Proceeds	Planned	Actual	Remaining
Exploration, prospecting and project studies	$21,534	–	21,534
Environmental, regulatory and permitting	2,871	–	2,871
Property maintenance, concession fees and community relations and development programs	5,742	–	5,742
Infrastructure and road development	2,153	–	2,153
Property investigation and acquisitions	17,945	(30,552)	(12,607)
General corporate and working capital	14,240	–	14,240
Additional share issuance costs	(44)	–	(44)
Total	$64,441	(30,552)	33,889

The actual use of proceeds of $30,552 in property investigation and acquisitions is related to the Bear Creek transaction including the private placement in Bear Creek. The remaining proceeds are expected to be used for the advancement of the Company’s mineral projects and for working capital and general corporate purposes.

The Company intends on using the net proceeds from the Sprott Offering to fund the advancement of the Company’s mineral projects and for working capital and general corporate purposes. The Company has not yet used any of the funds raised in the Sprott Offering.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise noted)

COMMITMENTS AND CONTINGENCIES

At June 30, 2026, the Company had contractual cash flow commitments as follows:

	2026	2027	2028	2029	2030 and beyond	Total
Accounts payable and accrued liabilities	$27,745	$–	$–	$–	$–	$27,745
Community projects obligations	–	1,171	1,171	1,171	11,713	15,226
Office and warehouse rent obligations	493	720	447	460	226	2,346
Other liabilities	281	63	748	6	750	1,848
Reclamation provision	–	507	–	3,468	22,375	26,350
Tax payable	5,425	–	–	–	–	5,425
	$33,944	$2,461	$2,366	$5,105	$35,064	$78,940

SHARE CAPITAL INFORMATION

As at August 12, 2026, the Company had the following securities issued and outstanding:

●	203,523,418 common shares

●	12,180,000 shares issuable pursuant to exercise of stock options

●	2,809,943 shares issuable pursuant to exercise of warrants

As at August 12, 2026, no common shares were issued under the Company’s at-the-market program announced on April 10, 2025.

PROPOSED TRANSACTIONS

There are no undisclosed proposed transactions as of the date of this MD&A.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any material off-balance sheet arrangements, other than the Company’s obligation for future rental payments described in “Related Party Transactions”.

RELATED PARTY TRANSACTIONS

Key management personnel

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company, and comprises the Company’s President and Chief Executive Officer, Chief Financial Officer, President Peru, Senior Vice President Corporate Affairs and Corporate Secretary and Directors.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise noted)

Key management compensation for the three and six months ended June 30, 2026 and 2025 is comprised of the following:

	Three months ended June 30,		Six months ended June 30,
	2026	2025 (Restated)[1]	2026	2025 (Restated)[1]
Share-based compensation	$1,649	$263	$2,962	$521
Salaries and benefits	277	250	560	507
Professional fees	36	–	67	–
	$1,962	$513	$3,589	$1,028

[1]	Restated for the change in presentation currency

As of June 30, 2026, there were no outstanding amounts receivable from or payable to the key management personnel noted above. As of December 31, 2025, accounts payable and accrued liabilities included $593 due to key management personnel referred to above.

Related party arrangement

On October 21, 2024, the Company entered into an arrangement to share office space, equipment, personnel, consultants and various services with other companies related by virtue of certain directors and management in common. A management company equally owned by each company party to the arrangement pays for these shared expenses as agent for the Company and the other companies. These costs incurred by the management company as agent are allocated and funded by the shareholders of the management company based on time incurred and use of services and goods. The management company recovers its costs incurred in managing expenses and procuring goods and services on behalf of the Company without a markup. If the Company’s participation in the arrangement is terminated, the Company will be obligated to pay its share of the rent payments for the remaining term of the office space rental agreement. The Company’s obligation for future rental payments if the Company’s participation in the arrangement was terminated on June 30, 2026, was approximately $999 (December 31, 2025 – $529), determined based on the Company’s average share of rent paid in the immediately preceding 12 months.

The Company was charged for the following with respect to these arrangements in the three and six months ended June 30, 2026 and 2025:

	Three months ended June 30,		Six months ended June 30,
	2026	2025 (Restated)[1]	2026	2025 (Restated)[1]
Salaries and benefits	$504	$469	$1,857	$921
Office and other	103	125	215	246
Filing and regulatory fees	–	–	45	–
Marketing and travel	6	4	11	8
	$613	$598	$2,128	$1,175

[1]	Restated for the change in presentation currency

At June 30, 2026, amounts in accounts payable and accrued liabilities include $26 due to a related party (December 31, 2025 – included in receivables is an amount due from a related party of $20) with respect to this arrangement.

All related party balances are unsecured and are due within thirty days without interest.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise noted)

MATERIAL ACCOUNTING POLICIES AND ESTIMATES

In preparing the accompanying condensed consolidated interim financial statements in conformity with IFRS, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. All estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected. Information about material judgements and estimates in applying accounting policies that have the most significant effect on amounts recognized in the condensed consolidated interim financial statements are the same as those described in the consolidated annual financial statements for the fifteen months ended December 31, 2025, except as described in Note 2 of the condensed consolidated interim financial statements for the three and six months ended June 30, 2026.

New accounting policies issued but not yet effective

Certain pronouncements have been issued by the IASB or International Financial Reporting Interpretations Committee that are not mandatory for the current period have not been early adopted. The Company has reviewed these pronouncements, and the amendments that are applicable to the Company are discussed below:

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for aggregation of information. IFRS 18 is accompanied by limited amendments to the requirements in IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. Companies are permitted to apply IFRS 18 before that date. The Company is currently assessing the impact of the new standard.

Accounting policies adopted during the current period

Effective January 1, 2026, the Company has applied the following new accounting standard which was issued by the IASB:

The amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The amendments include the clarification of the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system.

The adoption of this amended standard had no material impact on the Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2026 and 2025.

Change in presentation currency

On January 1, 2026, the Company elected to change its presentation currency from Canadian dollars to US dollars. The change in presentation currency is to better reflect the Company’s business activities and to improve comparability of the Company’s financial results with peer companies in the mining industry.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise noted)

The change in presentation currency has been made in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, and has been applied on a full retrospective basis.

For years prior to January 1, 2026, the statements of financial position for each year presented have been translated from Canadian dollars to US dollars at the rate of exchange prevailing at the respective financial position date with the exception of equity items which have been translated at accumulated historical rates.

The consolidated statements of net income (loss) and comprehensive income (loss) were translated at the average exchange rates for the reporting period, or at the exchange rate prevailing at the date of the transactions. Exchange differences arising on translation from Canadian dollar to the US dollar presentation currency have been recognized in other comprehensive income (loss) and accumulated as a separate component of equity. In addition to the comparative financial statements, the Company has presented a third statement of financial position as at October 1, 2024.

Equity has been restated using historical average exchange rates other than for significant transactions for which the actual historical rate was used with the difference being presented as an adjustment to the foreign currency exchange reserve.

The exchange rates used to reflect the change in presentation currency in the accompanying condensed consolidated interim financial statements were as follows:

October 1, 2024, closing rate (C$/US$)	1.3499
December 31, 2025, closing rate (C$/US$)	1.3706
Average rate for the three months ended March 31, 2025 (C$/US$)	1.4352
Average rate for the three months ended June 30, 2025 (C$/US$)	1.3841

The financial results disclosed in this MD&A from prior periods that have been affected as a result of the change in the accounting policy will be indicated as such with “Restated.”

FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, liquidity risk and currency risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s financial assets.

The Company is primarily exposed to credit risk on its cash and cash equivalents, receivables, reclamation deposits and tax receivable. Credit risk exposure is limited through maintaining its cash with high-credit quality financial institutions. The carrying value of these financial assets of $118,036 represents the maximum exposure to credit risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s interest rate exposure mainly relates to interest earned on cash and term deposits. For the three and six months ended June 30, 2026, every 1% fluctuation in interest rates up or down would result in an increase or decrease of approximately $261 and $506 to the Company’s income, respectively (three and six months ended June 30, 2025 – $50 and $63, respectively).

Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise noted)

Foreign currency risk

The Company is operating in Canada, Peru and Mexico and is exposed to currency risk on transactions and balances in currencies other than the functional currency, primarily with respect to Canadian dollars, Peruvian soles, Mexican pesos and US dollars. On June 30, 2026, the Company had not entered into any contracts to manage foreign exchange risk.

As at June 30, 2026, the Company was exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Peruvian soles, Mexican pesos and US dollars.

	Canadian dollars (000’s)	Peruvian soles (000’s)	Mexican pesos (000’s)	US dollars (000’s)
Cash and cash equivalents	$5,507	$517	$2,478	$25,299
Receivables and tax receivable	–	2,482	270,985	–
Reclamation deposit	–	–	–	45
Accounts payable and accrued liabilities and tax payable	(41)	(5,226)	(422,307)	(1,244)
Lease liability	–	(401)	–	–
Community projects obligation	–	(33,030)	–	–
Reclamation provision	–	–	(298,629)	–
	$5,466	$(35,658)	$(447,473)	$24,100

For the six months ended June 30, 2026, if the US dollar to Canadian dollar, Peruvian soles and Mexican pesos currency exchange rate changes by 10% with all other variables held constant, the impact on the Company’s net loss is $6,053 (six months ended June 30, 2025 – $126).

CAPITAL MANAGEMENT

The Company’s primary objective when managing capital is to ensure that it will be able to continue as a going concern and that it has the ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise.

The capital of the Company includes the components of equity attributable to shareholders of the Company, net of cash and cash equivalents. Capital is summarized in the following table:

	June 30, 2026	December 31, 2025 (Restated)[1]
Equity attributable to shareholders of the Company	$402,708	$85,184
Less: Cash and cash equivalents	(99,304)	(78,942)
	$303,404	$6,242

[1]	Restated for the change in presentation currency

The Company manages its capital structure and makes adjustments to it as necessary in light of economic conditions. In order to maintain the capital structure, the Company may, from time to time, issue or buy back equity, or sell assets. The Company, upon approval from its Board of Directors, intends to balance its overall capital structure through a combination of equity financing and/or other forms of financing.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise noted)

The Company did not have any externally imposed restrictions as at June 30, 2026. To effectively manage its capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has appropriate liquidity to meet its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities at the Mercedes Mine and for the Corani Project and the San Luis Project.

RISKS AND UNCERTAINTIES

The Company is exposed in varying degrees to a variety of financial instrument related risks as discussed in the Company’s 2025 annual MD&A dated March 30, 2026 which is available on SEDAR+ at www.sedarplus.ca.

Highlander’s business activities are subject to significant risks, including, but not limited to, those described in previous disclosure documents. Any of these risks could have a material adverse effect on Highlander, its business and prospects, and could cause actual events to differ materially from forward looking statements related to Highlander.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision the Company’s disclosure controls and procedures (“DC&P”) to provide reasonable assurance that material information regarding the Company is accumulated and communicated to the Company’s management, including its CEO and CFO, in a timely manner. In addition, the CEO and the CFO have designed or caused to be designed under their supervision internal control over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements, as well as an evaluation on whether there were changes to its ICFR during most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

The control framework used to design the Company’s ICFR is based on the 2013 control framework developed by the Committee of Sponsoring Organizations of the Treadway Commission.

For the three months ended June 30, 2026, except for the limitation of scope as described below, the DC&P have been designed effectively to provide reasonable assurance that material information relating to the Company is made known to the CEO and the CFO, particularly during the period in which the relevant annual filings are prepared and the information required to be disclosed by the Company in its filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified. In addition, except for the limitation of scope as described below, the ICFR has also been designed effectively to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company are detected on a timely basis. Accordingly, our DC&P and ICFR are effective in providing reasonable, not absolute, assurance that the objectives of our control systems have been met.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No material changes were made to internal controls in the three months ended June 30, 2026.

Highlander Silver Corp.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2026 and 2025

(Expressed in thousands of US dollars, unless otherwise noted)

Limitation on scope of design

The Company completed the acquisition of Bear Creek during the six months ended June 30, 2026, on February 26, 2026. Financial information for this acquisition is included in this MD&A and in Note 4 of the Company’s condensed consolidated interim financial statements for the three and six months ended June 30, 2026. NI 52-109 permits a non-venture issuer to limit its DC&P or ICFR to exclude controls, policies and procedures of a business that the issuer acquired not more than 365 days before the end of the financial period to which its certification relates. Due to the complexity associated with assessing internal controls during integration efforts, the Company has excluded controls, policies and procedures of Bear Creek in its management report on DC&P and ICFR for the three months ended June 30, 2026.

The tables below set out summary financial information for Bear Creek that is included in the Company’s condensed consolidated interim financial statements for the six months ended June 30, 2026. Results of operations from Bear Creek have been consolidated with those of the Company from February 26, 2026.

From February 26, 2026 to June 30, 2026
Revenue	$56,227
Net loss before income taxes	15,159

As at June 30, 2026
Total current assets	$42,363
Total non-current assets	121,158
Total current liabilities	116,270
Total non-current liabilities	27,018

QUALIFIED PERSON

Except as otherwise disclosed, the scientific and technical information in this document related to San Luis is derived from the technical report titled “Technical Report for the San Luis Property” with an effective date of January 15, 2025, prepared by independent qualified person (“QP”), Martin Mount, MSc MCSM FGS CGeol FIMMM Ceng., who is a QP as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Remaining scientific and technical information in this document related to San Luis was based upon the Company’s news releases dated July 29, 2025, September 16, 2025, October 6, 2025, and December 1, 2025, which disclosure was approved by Dr. Sergio Gelcich, a QP under NI 43 101 and Vice President, Exploration of the Company. Scientific and technical information in this document related to Corani and Mercedes was based upon the Company’s news release dated April 7, 2026, which disclosure was approved by Dr. Sergio Gelcich, a QP under NI 43 101 and Vice President, Exploration of the Company.